Exhibit 99.5

OSISKO DEVELOPMENT CORP.
(the “Corporation”)

CERTIFICATE OF ABRIDGEMENT

TO:	Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities (Northwest Territories)
Office of the Superintendent of Securities (Nunavut)
Office of the Yukon Superintendent of Securities

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

DATE:	May 19, 2026

Pursuant to section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101, and in connection with the annual and special meeting of shareholders of the Corporation to be held on June 23, 2026 (the “Meeting”), the undersigned, Laurence Farmer, the duly appointed General Counsel of the Corporation, hereby certifies for and on behalf of the Corporation and not in his personal capacity, intending that the same may be relied upon by you without further inquiry, that the Corporation:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	has fixed the record date for notice to be at least 40 days before the date of the Meeting and has sent the notification of Meeting and record dates under section 2.2 of NI 54-101 at least 3 business days before the record date for notice;

(c)	has arranged to carry out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(d)	is relying upon section 2.20 of NI 54-101 in connection with the Meeting.

OSISKO DEVELOPMENT CORP.

By:	(signed) “Laurence Farmer”
Name: Laurence Farmer
Title: General Counsel